EXHIBIT 99.1

                              IMPORTANT FACTORS

FOREIGN OPERATIONS

         The Company conducts a portion of its operations outside the United States and its business is subject to risks associated with many factors beyond its control, such as fluctuations in foreign currency rates, instability of foreign economies and governments, and changes in U.S. and foreign laws and policies affecting trade and investment. The Company owns or leases manufacturing and assembling facilities in Ennis, Ireland; Bombay, India and Hong Kong and is in the process of establishing a joint venture in The People's Republic of China. Although the Company has not experienced any materially adverse effects with respect to its foreign operations arising from such factors, there can be no assurance that such problems will not arise in the future.


SALES TO FOREIGN CUSTOMERS

         Sales to foreign customers represented approximately 20%, 17% and 12% of net sales for the 1995, 1994 and 1993 fiscal years, respectively. Foreign sales may be subject to political and economic risks, including political instability, changes in import/export regulations, tariffs and freight rates and difficulties in collecting receivables and enforcing contracts generally.
Although the Company has not experienced any materially adverse effects with respect to sales to foreign customers, changes in current tariff structures, exchange rates or other trade policies could adversely affect the Company's sales to foreign customers or the collection of receivables generated from such sales.


ORDER BACKLOG

         The Company's consolidated order backlog at October 1, 1995 (primarily for delivery within nine months) was $62,700,000 as compared to $47,600,000 at October 2, 1994. Although total backlog has increased by 32%, the mix of new orders reflects a flat demand in military related business and an increase in commercial, industrial, medical and space business. See discussion of changes in military procurement practices in Management's Discussion and Analysis of Financial Condition and Results of Operations.

         Lead times for the release of purchase orders depend upon the scheduling practices of individual customers. The delivery times of new or non-standard products can be affected by scheduling factors and other manufacturing considerations. The rate of booking new orders can vary significantly from month to month. For these reasons, and because of the possibility of customer changes in delivery schedules or cancellations of orders, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

         A portion of the Company's sales are to military and aerospace markets which are subject to the business risk of changes in governmental appropriations and changes in national defense policies and priorities. See discussion of changes in military procurement practices in Management's Discussion and Analysis of Financial Condition and Results of Operations. All of the Company's contracts with prime U.S. Government's contractors contain customary provisions permitting termination at any time at the convenience of the U.S. Government or the prime contractor upon payment to the Company for costs incurred plus a reasonable profit. Certain contracts are also subject to price renegotiation in accordance with U.S. Government sole source procurement


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provisions.  No material contract of the Company has been terminated or renegotiated.

COMPETITION

         The Company competes primarily in the discrete semiconductor market, particularly in the area of high reliability components. The Company has numerous competitors across all of its product lines. In the defense market sector, the Company possesses the major share of the market. In the commercial/industrial arena, there are numerous competitors such as Motorola, Inc., General Instruments Corp., ITT Corp. and National Semiconductor who are significantly larger than Microsemi and have greater resources. Competition in certain of its product lines is dependent on price and performance. Competition in the high reliability area is dependent less on price and more on product reliability and performance. The Company believes that it competes effectively in all areas of business in which it is engaged.


CHANGES IN TECHNOLOGY

         The power semiconductor market is subject to technological change and changes in industry standards. To remain competitive, the Company must continue to devote resources to advance process technologies, to increase product performance, to improve manufacturing yields and to improve the mix between the Company's shipment of military and commercial product and between its high cost and low cost products. There can be no assurance that the Company's competitors will not develop new technologies that are substantially equivalent or superior to the Company's technology.


PROPRIETARY RIGHTS

          The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology. The Company believes that patents often provide only narrow protection and patents require public disclosure of information which may otherwise be subject to trade secret protection. The Company's reliance upon protection of some of its technology as "trade secrets" will not necessarily protect the Company from the use by other persons of its technology, or their use of technology that is similar or superior to that which is embodied in the Company's trade secrets. There can be no assurance that others will not be able to independently duplicate or exceed the Company's technology in whole or in part. No assurances can be made that the Company will be able to maintain the confidentiality of the Company's technology, dissemination of which could have a material adverse effect on the Company's business. In addition, litigation may be necessary to determine the scope and validity of the Company's proprietary rights. In instances in which the Company holds any patents on a product line, the patents are not known to have any material current value. Also there can be no assurance that any patents held by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.


MANUFACTURING RISKS

         The Company's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Minute impurities or other difficulties in the manufacturing process can lower yields. In addition, California and the Pacific Rim are known to contain various earthquake faults. The Company's operations could be materially adversely affected if production at


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any of its major facilities were interrupted.  There can be no assurance that the Company will not experience manufacturing difficulties in the future.



DEPENDENCE ON KEY PERSONNEL

         The Company's future performance is significantly dependent on the continued active participation of members of its current management. The Company does not have written employment contracts with its employees. Should one or more of the Company's key management employees leave or otherwise become unavailable to the Company, the Company's business and results of operations may be materially adversely affected.


POSSIBLE VOLATILITY OF STOCK PRICES

         The market prices of securities issued by technology companies, including the Company, have been volatile. The securities of many technology companies have experienced extreme price and volume fluctuations, which have often been not necessarily related to the companies' respective operating performances. Quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products, announcements of major contract awards, events involving other companies in the industry and other events or factors may have a significant impact on the market price of the Company's Common Stock.

PRODUCT LIABILITY

         The Company's business exposes it to potential liability risks that are inherent in the manufacturing and marketing of high-reliability electronic components for critical applications. No assurances can be made that the Company's product liability insurance coverage is adequate or that present coverage will continue to be available at acceptable costs, or that a product liability claim would not adversely affect the business or financial condition of the Company.


CHANGE OF CONTROL PROVISIONS

         The Company's Certificate of Incorporation, Bylaws, Shareholder Rights Plan and certain employment compensation plans contain provisions that make it more difficult for a third party to acquire, or that may discourage a third party from attempting to acquire, control of the Company. In addition, as a Delaware corporation, the Company is subject to the restrictions imposed under
Section 203 of the Delaware General Corporation Law which prevent the Company from engaging in certain change of control transactions with certain of its stockholders under certain circumstances.


ENVIRONMENTAL REGULATION

         While the Company believes that it has the environmental permits necessary to conduct its business and that its activities conform to present environmental regulations, increased public attention has been focused on the environmental impact of semiconductor operations. The Company, in the conduct of its manufacturing operations, has handled and does handle materials that are considered hazardous, toxic or volatile under federal, state and local laws and, therefore, is subject to regulations relating to their use,


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storage,  discharge  and disposal.  No  assurances  can be made that the risk of accidental release of such materials can be completely eliminated. In addition, the Company operates or owns facilities located on or near real property that may formerly have been used in ways that involved such materials. In the event of a violation of environmental laws, the Company could be held liable for damages and the costs of remediation, and, along with the rest of the semiconductor industry, is subject to variable interpretations and governmental priorities concerning environmental laws and regulations. Environmental statutes have been interpreted to provide for joint and several liability and strict liability regardless of actual fault. There can be no assurance that the Company and its subsidiaries will not be required to incur costs to comply with, or that the operations, business, or financial condition of the Company will not be materially adversely affected by, current or future environmental laws or regulations.
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